Exhibit 19(c)

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended:

Section 219 of the US Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”) added Section 13(r) to the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) requiring each SEC reporting issuer to disclose in its annual and, if applicable, quarterly reports whether it or any of its affiliates have knowingly engaged in certain activities, transactions or dealings relating to Iran or with the Government of Iran or certain designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the report. The required disclosure may include reporting of activities not prohibited by US or other law, even if conducted outside the US by non-US affiliates in compliance with local law. Pursuant to Section 13(r) of the Exchange Act, we note the following for the period covered by this annual report:

UBS has a Group Sanctions Policy that prohibits transactions involving sanctioned countries, including Iran, and sanctioned individuals and entities. However, UBS Switzerland AG maintains one account involving the Iranian government under the auspices of the United Nations in Geneva after agreeing with the Swiss government that it would do so only under certain conditions. These conditions include that payments involving the account must: (1) be made within Switzerland; (2) be consistent with paying rent, salaries, telephone and other expenses necessary for its operations in Geneva; and (3) not involve any Specially Designated Nationals (SDNs) blocked or otherwise restricted under US or Swiss law. The corrected gross revenues for this UN-related account in 2023 were approximately USD 79,646 (CHF 67,022) and in 2022 approximately USD24,540 (CHF 22,702). In 2024, the gross revenues for this UN-related account were approximately USD 87,553 (CHF 79,481). We do not allocate expenses to specific client accounts in a way that enables us to calculate net profits with respect to any individual account. UBS AG intends to continue maintaining this account pursuant to the conditions it has established with the Swiss Government and consistent with its Group Sanctions Policy.

As previously reported, UBS had certain outstanding legacy trade finance arrangements issued on behalf of Swiss client exporters in favor of their Iranian counterparties. In February 2012 UBS ceased accepting payments on these outstanding export trade finance arrangements and worked with the Swiss government who insured these contracts (Swiss Export Risk Insurance “SERV”). On December 21, 2012, UBS and the SERV entered into certain Transfer and Assignment Agreements under which SERV purchased all of UBS’s remaining receivables under or in connection with Iran-related export finance transactions. Hence, the SERV is the sole beneficiary of said receivables. There was no financial activity involving Iran in connection with these trade finance arrangements in 2024, and no gross revenue or net profit.

In connection with these trade finance arrangements, UBS Switzerland AG has maintained one existing account relationship with an Iranian bank. This account was established prior to the US designation of this bank and maintained due to the existing trade finance arrangements. In 2007, following the designation of the bank pursuant to sanctions issued by the US, UN and Switzerland, the account was blocked under Swiss law and remained subject to blocking requirements until January 2016.Client assets as of 31 December 2024 were CHF 3,097.40. Gross revenues were USD 15 equivalent (CHF 14).

In addition to the above, during 2024, up until the merger with UBS AG, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas. After the merger, UBS continued to process these payments originally associated with Credit Suisse. Processing these payments is permitted under Swiss law. Revenues and profits from these activities are not calculated but would be negligible.